Home Solutions of America, Inc.
1500 Dragon Street  Suite B
Dallas, Texas  75207

October 19, 2006

Sent Via Facsimile No. (202) 772-9210 and
Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-0303
Attn:     Ms. Jennifer Gowetski
            Mail Stop #4561

RE:	Home Solutions of America, Inc. Form 10-KSB for the year ended December 31, 2005 Form 10-Q for the quarter ended March 31, 2006 Form 10-Q for the quarter ended June 30, 2006 File No. 1-31711

Ladies and Gentlemen:

            This letter is furnished by Home Solutions of America, Inc., a Delaware corporation (the "Company"), in response to the comment letter of the Securities and Exchange Commission (the "SEC"), dated October 5, 2006, which was addressed to Jeffrey M. Mattich, the Chief Financial Officer of the Company.

This letter responds to each of the comments set forth in your October 5th letter on behalf of the Company.  For your convenience, the numbered paragraphs below correspond to those in the October 5th comment letter, and your comments have also been presented in bold face.

Form 10-KSB for the year ended December 31, 2005

Item 6 - Management's Discussion and Analysis or Plan of Operation, page 6

Use of Estimates and Critical Accounting Policies, page 6

Revenue Recognition, page 7

214-623-8446 main 214-333-9435 fax
www.HOMCorp.com

U.S. Securities and Exchange Commission
October 19, 2006

1.         Your disclosure of critical accounting policies lacks any quantitative analysis to provide the reader with insight to the sensitivity certain estimates may have to changes in assumptions and the related impact on your financial condition and results of operations.  For example, it appears that changes in assumptions related to the percentage of completion method could have a material impact on revenues.  Please revise your disclosure accordingly.  Refer to SEC Release 33-8350.

The Company has revised its disclosure of critical accounting policies to include a quantitative analysis of certain assumptions which the Company believes may impact the Company's estimates and, consequently, the Company's financial condition and results of operations.  A marked version of the disclosure is attached hereto as Annex 1.

Liquidity and Capital Resources, page 9

2.         Please revise your discussion of cash flow from operating activities to discuss the underlying drivers impacting the changes in working capital such as the increase in accounts receivable.  Simply identifying items that are apparent from the statement of cash flows does not provide a sufficient basis to analyze your cash flow from operating activities.  Refer to the Interpretive Guidance in SEC Release 33-8350.

The Company has revised its discussion of cash flow from operating activities to include disclosure of the underlying drivers impacting the changes in working capital.  A marked version of the disclosure is attached hereto as Annex 2.

Consolidated Financial Statements

Consolidated Financial Statements of Operations, page F-3

3.         Please confirm that you will present net income available to common shareholders on the face of the income statement in all future filings.  Refer to SAB Topic 6.B.

The Company confirms that it will present net income available to common shareholders on the face of the income statement in future fillings.

Note 2 - Acquisitions and Dispositions, page F-13

4.         We note that Item 310(c) financial statements were not filed in connection with your Cornerstone acquisition.  Please tell us how you considered Item 310(c) and Article 11 of Regulation S-X in determining that historical and pro forma financial information for the Cornerstone acquisition was not required.  Confirm that you included the contingent consideration as part of the total investment when calculating the tests of significance for your investment.

U.S. Securities and Exchange Commission
October 19, 2006

            In accordance with Item 310(c) and (d) of Regulation S-B, financial statements are not required if none of the conditions specified in paragraph (c)(2) of Item 310 exceed 20%.  Because none of the specified conditions exceeded 20%, the Company was not required to file the financial statements of the acquired target ("Cornerstone").

            Based on the financial statements provided to the Company by Cornerstone during the due diligence for the acquisition, we determined that it was likely that audited financial statements would be required by Item 2.01 of Form 8-K.  Accordingly, Cornerstone engaged the Company's public auditing firm, Corbin & Company, LLP ("Corbin"), to audit the Cornerstone financial statements.  During the course of the audit, Corbin discovered that Cornerstone engaged in non-GAAP accounting practices resulting in significant adjustments to Cornerstone's accounts receivable.  Once those changes were recorded by Cornerstone, both Cornerstone's asset size and net income size fell below the materiality percentages outlined in Regulation S-B Item 310(c)(2), and thus, it was determined that the acquisition did not involve a significant amount of assets within the meaning of Item 2.01 of Form 8-K.  Thus, the financial statements and proforma information under Item 9.01 of Form 8-K, which are required to be filed in connection with acquisitions involving a significant amount of assets, were not required.  Because an audit was also no longer required, Cornerstone disengaged Corbin and a final audit report was never issued.

            Based on the adjustments to Cornerstone's financial statements and pursuant to the terms of the purchase agreement, the purchase price that the Company was required to pay for Cornerstone was adjusted downward.  As a result of the  purchase price adjustment, the resulting calculation from the purchase price test set forth in Regulation S-B Item 310(c)(2) was below the 20% threshold.

            When calculating the purchase price for Cornerstone, the Company considered the contingent consideration that, according to the purchase agreement, might have been payable to Cornerstone.  However, based on the adjusted financial statements of Cornerstone, the Company determined that the contingent consideration would not be achieved by Cornerstone.

            Below are the Company's calculations under Regulation S-B Item 310(c)(2) (numbers in thousands):

Data

  Total assets of the Company at 12/31/04: $34,487
  Total assets of Cornerstone: $4,203
  Total Income of the Company: $2,782
  Total Income of Cornerstone: $400
  Shares of Company common stock outstanding at the date of the combination: 16,968
  Shares of Company common stock issued: 2,485
  Purchase Price: $6,635

Calculations and Resulting Percentages:

U.S. Securities and Exchange Commission
October 19, 2006

Shares issued test: 2471/16968 = 14.6%
Asset test: 4,203/34,487 = 12.2%
Income Test: 400/2782 =14.4%
Purchase Price test:  6635/34487 = 19.2%

Note 10 - Income Taxes, page F-25

5.         In light of your limited operating history and related uncertainties discussed in the risk factor on page 11, please describe the evidence you evaluated in concluding that a valuation allowance is not needed.  Refer to paragraph 23 of SFAS 109.

            The Company formed its conclusions based on evidence that it had two consecutive years of operating income, and existing revenue base and backlog that would produce sufficient taxable income to realize the deferred tax asset based on existing sales margins and cost structure.

Note 12 - Segment Reporting, page F-27

6.         Based upon the discussion of your business in Item 1, it appears that you have three operating segments.  Please explain to us how you considered the guidance in SFAS 131 and EITF 04-10 in concluding there are only two reportable segments.

The Company has two segments:  Recovery / Restoration and Rebuilding / Remodeling.  For segment reporting, the Company combines its Recovery and Restoration services into one segment, primarily because Recovery / Restoration services are closely related and are performed by the same operating subsidiaries. When first responder emergency weather related services are required, we refer to this service as "Recovery".  The same operating subsidiaries are then called upon to continue the longer-term phase of "buildback", also referred to as "Restoration" services.  We make a distinction between Recovery and Restoration services in our SEC filings to aide the public in understanding the difference in the nature of Recovery services, which are usually short term, immediate services, as opposed to Restoration services, which follow the Recovery services and are generally longer in term.  The Company's second segment is the Rebuilding/Remodeling segment, which focuses on the interior services of the residential market.

Exhibits 31.1 and 31.2 - Certifications

7.         Considering that the certifications must be signed in a personal capacity, please confirm to us that you will revise your certifications in all future filings to exclude the title of the certifying individual from the opening sentence.

The Company confirms that in future filings, its certifications will exclude the title of the certifying individual from the opening sentence of the certification.

U.S. Securities and Exchange Commission
October 19, 2006

Form 10-1 for the quarter ended June 30, 2006

Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations or Plan of Operation, page 17

Contractual Obligations, page 24

8.         Based upon disclosure on page 4 of your 2005 Form 10-KSB, we note that Cornerstone committed to purchase its marble and granite inventory exclusively from Cornerstone Granite and Marble Wholesale, Inc. for the next twenty years.  Please tell us what consideration you gave to including the obligations under Cornerstone's Exclusive Supply Agreement in the table.

            There are specific provisions in the supply agreement which do not require the Company to purchase its product from Cornerstone Granite and Marble, Inc.  As of June 30, 2006, the Company did not have minimum purchase commitments under the supply agreement.

The Company acknowledges that:

(i)         it is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)        staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

(iii)       it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeffrey M. Mattich
Jeffrey M. Mattich
Chief Financial Officer,
Home Solutions of America, Inc.

214-623-8446 main 214-333-9435 fax
www.HOMCorp.com

ANNEX 1

Revenue Recognition

                The Company recognizes revenue in accordance with Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements", as revised by SAB 104. As such, the Company recognizes revenue when persuasive evidence of an arrangement exists, title transfer has occurred, the price is fixed or readily determinable and collectibility is probable. Sales are recorded net of sales discounts.

PWS, FSS, and HSR of Louisiana recognize revenue at the time the contract and related services are performed.

Southern Exposure and Cornerstone recognize revenue for product sales at the time the related products are shipped to the customer. These subsidiaries recognize revenue for installation jobs upon complete installation of the cabinets and inspection by the customer. Deferred revenue represents amounts billed to customers and collected prior to completion of the cabinets and inspection by the customer.

Cornerstone recognizes revenue from its building and remodeling jobs using the percentage of completion method for financial reporting purposes. Under the percentage of completion method, revenues with respect to individual contracts are recognized in the proportion that costs incurred to date bear to total estimated costs. Revenue and costs estimates are subject to revision during the terms of the contracts and any required adjustments are made in the periods in which the revisions become known. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract profit, we recognize a credit, or a charge against current earnings, which could be material.  General and administrative costs are not allocated to contract costs and are charged to expense as incurred.

ANNEX 2

Liquidity and Capital Resources

            The Company's existing capital resources as of December 31, 2005, consisted of cash and accounts receivable totaling $28,810 compared to cash and accounts receivable of $6,624 as of December 31, 2004. During the fourth quarter of 2005, the Company recognized approximately $19,000 in hurricane recovery and restoration revenues, thereby increasing accounts receivable. Should any of these accounts not be collected, it could have a material adverse affect on the liquidity of the Company.  The Company believes that the financing arrangements that the Company currently has are sufficient to sustain operations throughout the next twelve months; however, if the Company pursues its growth strategy and engages in additional acquisitions, it expects that additional financing will be necessary.